Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Year ended December 31,
	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)     Earnings were not sufficient to cover fixed charges for each of the periods indicated. Earnings consist of income (loss) before provision for income taxes plus fixed charges less income (loss) attributable to noncontrolling interest. Fixed charges consist of interest charges, amortization of debt expense and discount related to indebtedness, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, were insufficient to cover fixed charges by $45.0, $52.0, $122.6, $96.0 and $49.6 (in millions), respectively. For this reason, no ratios are provided for these periods.